EXHBIT 4(rrr)

           Letter of Consent to Asset Pledge by CRIIMI MAE Inc. from
                        German American Capital Corporation






                           GERMAN AMERICAN CAPITAL CORPORATION
                              31 West 52nd Street, 3rd Floor
                                   New York, NY  10019
                                      (212) 469-6949


December 13, 1995


CRIIMI MAE Inc.
The CRI Building
11200 Rockville Pike
Rockville, MD 20852

Re: Committed Master Repurchase Agreement dated as of January 23, 1995 between CRIIMI MAE Inc. ("CRIIMI") and German American Capital Corporation ("GACC{), as amended (the "GNMA Facility"), the commitment letter, dated January 19, 1996 from GACC to CRIIMI with respect to the GNMA Facility (the "GNMA Facility Commitment Letter"), the Committed Master Repurchase Agreement governing Purchases and Sales of Participation certificates dated as of January 23, 1995 between CRIIMI and GACC (the "GHA Facility") and the commitment letter dated January 19, 1995 from GACC to CRIIMI with respect to the FHA Facility (the "FHA Facility Commitment Letter") (collectively, the GNMA Facility and the FHA Facility being referred to hereinafter as the "Facilities"; the GNMA Facility Commitment Letter and the FHA Commitment Letter, the "Commitment Letters" and the Facilities and the Facilities and the Commitment Letters, the "Documents").

Ladies and Gentlemen:

We consent to the pledge by CRIIMI of the assets (aggregating approximately $200,000,000) and the related incurrence of debt necessary to complete the issuance of a Funding Note with Fannie Mae, the closing of which transaction is expected to occur by December 20, 1995. GACC also consents to the pledge of GNMA Securities in connection with this transaction. With respect to the Funding Note, GACC waives compliance by CRIIMI with Section 13(a)(xv) of the Facilities for the duration of this financing, such waiver not to be revoked by GACC absent mutual consent of CRIIMI and GACC. These waivers are made only for the purposes and periods stated and are made without prejudice to GACC's other rights under the Documents.

Upon receipt of the enclosed duplicate copy of this letter agreement, duly executed by CRIIMI, the Documents shall be amended as follows:

1. Subclause (iii) in the exclusionary parenthetical in Section 13(a)(xv) of each of the Facilities is amended by replacing the figure "$200 million" with the figure "$300 million".

2. The FHA Facility is amended by deleting the reference to "Maximum FHA Repurchase Agreement Amount", such that effective December 15, 1995, no such Maximum Requirement will exist with respect to FHA mortgages.

3. The GNMA Facility is amended by deleting the reference to "Minimum GNMA Repurchase Agreement Amount", such that effective December 15, 1995, no such Minimum Requirement will exist with respect to GNMA mortgages.

The letter agreement shall be governed by, and construed and interpreted in accordance with, the law of the State of New York, without reference to principles of conflicts of law.

Please return an executed copy of this letter, whereupon the Documents shall be amended as provided above as of the date hereof.

Very truly yours,

GERMAN AMERICAN CAPITAL CORPORATION


By:    /s/ John M. Cutting           By:    /s/ Howard Baldwin
       -------------------                  ---------------------
Title: Vice President                       Title: Vice President


Agreed and Accepted To:

CRIIMI MAE Inc.


By:    /s/ Jay R. Cohen
       ------------------------
Title: Executive Vice President